Exhibit 99.1

Caravelle International Group Announces a Private Placement of up to $6.8 Million

SINGAPORE, January 10, 2024 /PRNewswire/ -- Caravelle International Group (the “Company”, Nasdaq: CACO), a trailblazing global ocean technology company, today announced that it has entered into a securities purchase agreement with two institutional investors (the “Investors”) on January 5, 2024 to issue and sell $1.5 million of securities as an advance payment for the initial tranche of $3.3 million in a private placement of up to $6.8 million which closed on January 10, 2024. The remaining $1.8 million of the initial tranche shall be paid to the Company upon satisfaction of certain post-closing conditions as set forth in the securities purchase agreement.

The investment is in the form of a Senior Secured Convertible Promissory Note (the “Note”). The Note has an 18-month maturity. In addition, the Note will be convertible into the Company’s ordinary shares at an initial conversion price equal to $1.00 per share, subject to adjustment as further specified in the Note. The Note will be repayable in cash upon maturity. Prior to maturity, the Investors can convert the Note into ordinary shares at conditions specified in the agreement. The Note contains certain prepayment options and participation rights. The private placement is subject to customary closing conditions. As part of the investment, the Investors are also granted five-year warrants equal to 50% of the funded amount at an initial exercise price equal to $1.00 per share, subject to adjustment.

After deducting the placement agent’s commission and other offering expenses payable by the Company, the net proceeds to the Company were approximately $1 million. The Company intends to use the proceeds from this financing for general working capital purposes.

Maxim Group LLC acted as the sole placement agent for the private placement.

The Company has agreed to file a registration statement for the resale of the ordinary shares issuable upon the conversion of the Note and upon the exercise of the warrants. Subject to the satisfaction of certain conditions, additional tranches of funding may be provided by mutual agreement of the Investors and the Company in the aggregate amount up to $6.8 million, including the first tranche. The Investors are entitled to receive an additional warrant equal to 50% of the increased funding amount with an exercise price equal to the VWAP on the trading day immediately prior to the subsequent closing date.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Caravelle International Group

Caravelle is a global ocean technology company. Its business comprises of two sectors: the traditional business in international shipping, operated by the Topsheen Companies (Topsheen Shipping Group Corporation (Samoa) and its subsidiaries) and the new CO-Tech business under Singapore Garden Technology Pte. Ltd. As the traditional business, Caravelle’s international shipping business has generated all revenues. The CO-Tech business is a new development building upon the existing shipping business. It enables wood desiccation during the maritime shipping process, with full utilization of the shipping time, space, and the waste heat of exhaust gas from the shipping vessels. Caravelle’s CO-Tech industry has no historical operations and has not generated revenue. Caravelle is headquartered in Singapore.

Forward Looking Statements

This announcement contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words “believe,” “expect,” “anticipate,” “future,” “will,” “intend,” “plan,” “estimate” or similar expressions, are “forward-looking statements”. Such statements include, but are not limited to risks detailed in the Company’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended October 31, 2022. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company’s future results to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. All information provided in this press release is as of the date of the publication, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SOURCE Caravelle International Group